Press Release
June 20, 2007

E.ON sells ONE to bid consortium of France Telecom and Mid Europa Partners

Concentration on core business successfully completed

Düsseldorf-based E.ON AG will sell its 50.1 per cent stake in the Austrian telecommunications company ONE to a consortium of France Telecom and Mid Europa Partners. The transaction volume is around € 1.4 billion. The purchase price is the amount payable for 100 per cent of the company. Accordingly, for E.ON, the sale will generate a cash inflow of some € 550 million including repayment of its shareholder financing to ONE. All the other ONE shareholders participated in the auction process completed today. France Telecom previously held 17.45 per cent of the ONE shares. The contract is expected to be signed, at the latest, by next week.

Completion of the transaction is subject to the approval of the responsible authorities.

E.ON expects this sale to generate book gain profits of some € 330 million. The transaction marks the sale of the last shareholding in a non-core business. E.ON has thus successfully completed its transformation into a pure energy group.

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F, in particular to the discussion included in the sections entitled “Item 3. Key Information: Risk Factors”, “Item 5. Operating and Financial Review and Prospects”, “Item 11. Quantitative and Qualitative Disclosures about Market Risk”). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.